SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GILEAD PALO ALTO, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

2 3/4% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2012	3 1/4 SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2013	2.0% SENIOR SUBORDINATED CONVERTIBLE DEBENTURES DUE 2023
(Title of Class of Securities) 126667AF1 (CUSIP Number of Class of Securities)	(Title of Class of Securities) 126667AG9 (CUSIP Number of Class of Securities)	(Title of Class of Securities) 126667AD6 (CUSIP Number of Class of Securities)

Gregg H. Alton

Secretary

c/o Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

(650) 574-3000

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the filing persons)

With a Copy to:

Kenn Guernsey, Esq.

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$294,647,459.73	$16,441.33

(1) Estimated for purposes of calculating the filing fee only. This amount is calculated as the sum of (a) the aggregate outstanding principal amount of the 2 3/4% Senior Subordinated Convertible Notes Due 2012, 3 1/4% Senior Subordinated Convertible Notes due 2013 and 2.0% Senior Subordinated Convertible Debentures due 2023 (together the “Notes”), plus (b) accrued and unpaid interest on the Notes through June 25, 2009, the day prior to the currently anticipated repurchase date.

(2) The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,441.33	Form or Registration No.: Schedule TO-I
Filing Party: Gilead Palo Alto, Inc.	Date Filed: May 12, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Gilead Palo Alto, Inc. (formerly CV Therapeutics, Inc.), a Delaware corporation (the “Company”) on May 12, 2009, and reports the final results of the offer by the Company to purchase for cash all of its outstanding 2 3/4% Senior Subordinated Convertible Notes due 2012 (the “2012 Notes”), 3 1/4% Senior Subordinated Convertible Notes due 2013 (the “2013 Notes”) and 2.0% Senior Subordinated Convertible Debentures due 2023 (the “2023 Notes” and, together with the 2012 Notes and the 2013 Notes, the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of May 18, 2004 (as amended, supplemented or otherwise modified, the “2012 Indenture”), between the Company and U.S. Bank National Association, as successor trustee to Wells Fargo Bank, National Association (referred to herein alternatively as the “Trustee” or the “Paying Agent”), under which the Company issued the 2012 Notes; (2) the Indenture, dated as of July 1, 2005 (as amended, supplemented or otherwise modified, the “2013 Indenture”), between the Company and the Trustee, under which the Company issued the 2013 Notes; (3) the Indenture, dated as of June 18, 2003 (as amended, supplemented or otherwise modified, the “2023 Indenture” and together with the 2013 Indenture and the 2012 Indenture, the “Indentures”), between the Company and the Trustee, under which the Company issued the 2023 Notes; (4) the Notes; (5) the Notice of Fundamental Change and Offer to Repurchase dated May 12, 2009 previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Repurchase”); and (6) the related offering materials previously filed as Exhibits (a)(1)(B) to (F) to the Schedule TO.

The Offer expired at 5:00 p.m., New York City Time, on June 11, 2009. This Amendment No. 1 is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the respective meanings given to them in the Offer to Repurchase and the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the language set forth under Item 11(b) below.

Item 11.	Additional Information.

Item 11(b) of the Schedule TO is amended and restated in its entirety to read as follows:

(b) Other Material Information. The Offer expired at 5:00 p.m., New York City Time, on June 11, 2009 (the “Expiration Time”). Pursuant to the Offer, the Company offered to purchase all outstanding Notes validly tendered and not withdrawn by the Holders prior to the Expiration Time in a principal amount of $1,000 or an integral multiple amount thereof at a purchase price of $1,000 per $1,000 in principal amount, plus any accrued but unpaid interest thereon to, but excluding, June 26, 2009, the Repurchase Date. Upon expiration of the Offer (i) an aggregate principal amount of $550,000 of 2012 Notes were tendered in the Offer, (ii) an aggregate principal amount of $149,541,000 of 2013 Notes were tendered in the Offer and (iii) an aggregate principal amount of $39,730,000 of 2023 Notes were tendered in the Offer. The Company will pay the Repurchase Price for the tendered Notes on June 26, 2009.

The Offer was separate from the right of Holders of Notes to convert their Notes. Holders of Notes who wish to convert their Notes pursuant to the terms of the Indentures may continue to do so until 5:00 p.m., New York City time, on June 25, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2009	Gilead Palo Alto, Inc.

	By:	/s/ Robin L. Washington
	Name:	Robin L. Washington
	Title:	Chief Financial Officer